Exhibit 99.97

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

18 King St. E, Suite 902

Toronto, Ontario M5C 1C4

Item 2 Date of Material Change

February 23, 2021.

Item 3 News Release

The press release attached as Schedule “A” was disseminated on February 23, 2021.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Nicolas Bonta

Executive Chairman & Director

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9 Date of Report

February 23, 2021.

Schedule “A”

Bitfarms Announces Operating Hash Rate of 1.18 EH/s
And Full Repayment of Its Term Debt

Toronto, Ontario and Brossard, Québec (February 23, 2021) - Bitfarms Ltd. (“Bitfarms”, or the “Company”) (TSXV:BITF / OTC:BFARF), one of the largest, oldest and most cost-effective publicly traded bitcoin mining operations in the world, has broken the landmark 1 EH/s barrier with the successful installation of 1,560 of the new miners over the last five days since our announcement. The miners are online and hashing as expected.

“As one of the founders of Bitfarms, I have been excited for the day that I could celebrate that our Company surpassed this important milestone. However, having achieved 1 EH/s, it has only increased my desire and excitement to grow Bitfarms to 3.0 EH/s by the end of 2021, and achieve sustained growth in 2022”, said Emiliano Grodzki, Chief Executive Officer of Bitfarms.

Bitfarms is also pleased to announce the full repayment and retirement of its remaining term loan indebtedness.

In March 2019, Bitfarms signed a term loan agreement with Dominion Capital which allowed Bitfarms to draw down on four tranches of US$5.0 million. The US$20.0 million advanced to the Company in 2019 allowed Bitfarms to grow its operations into five locations and install a substantial amount of hash rate and physical and electrical infrastructure. During the past eighteen months, the installed infrastructure allowed Bitfarms to acquire and lease over 12,000 high efficiency Bitcoin miners. The Company’s growth and improvements over the past eighteen months would not have been possible without Dominion Capital. We are pleased that we were able to justify their confidence in Bitfarms and repay and retire their remaining loans six and nine months prior to maturity. We thank Dominion Capital for their support and confidence.

Mikhail Gurevich, Managing Partner of Dominion Capital LLC comments, “Most people don’t realize that it takes time to build a sustainable business that runs well, but that is exactly what Bitfarms has done, and we’ve been privileged to witness it firsthand over the last several years. Judging from the quality of their management, engineering, infrastructure, and operational efficiency, we believe Bitfarms is by far the best publicly traded Bitcoin miner right now - and the results speak for themselves. It has been an honor and a pleasure working with everyone there, and we continue to remain a shareholder because we believe in their vision. Now that they have this phenomenal infrastructure in place and as Bitcoin continues to gain wider acceptance in our society, we are excited to see where this team will take Bitfarms next.”

About Bitfarms Ltd.

Founded in 2017 Bitfarms is one of the one of the largest, oldest, and most cost- effective public bitcoin mining operations in the world. Bitfarms run vertically integrated mining operations with onsite technical repair, data analytics and engineers to deliver high performance and uptime of operations.

Having demonstrated rapid growth and stellar operations, Bitfarms became the first Bitcoin mining company to complete its long form prospectus with the Ontario Securities Commission and started trading on the TSX-V in July 2019. Bitfarms is currently listed as a Rising Star by the TSX-V.

Bitfarms has a diversified production platform with five industrial scale facilities located in Quebec. Each facility is 100% powered with environmentally friendly hydro power and secured with long-term power contracts. Bitfarms is currently the only publicly traded pure-play mining company audited by a Big Four audit firm.

To learn more about Bitfarms’ events, developments and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Defined Terms

EH/s: Exahash per second.

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about future plans and objectives of the Company, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment of cryptocurrency in the Provinces of Canada.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward- looking information and are intended to identify forward-looking information.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Bitfarms include but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the Province of Québec, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and there will be no regulation or law that will prevent Bitfarms from operating its business. The Company has also assumed that no significant events occur outside of the Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

For corporate inquiries:

Geoff Morphy

gmorphy@bitfarms.com

For media inquiries:

Ellis Ballard

ellis@yapglobal.com

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